February 25, 2010

Via U.S. Mail and Facsimile (310-280-7375)

David Zinberg
Chairman of the Board and Chief Executive Officer
BIDZ.com, Inc.
3562 Eastham Drive
Culver City, California 90232

>   **Re: BIDZ.com, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 25, 2009**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2009**
>   **Filed November 9, 2009**
>   **Form 8-K Filed August 10, 2009**
>   **Files No. 1-33513**
>   **Response Letter Dated February 19, 2010**

Dear Mr. Zinberg:

We have reviewed your response letter dated February 19, 2010, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note in your response that you made online sales of jewelry to customers in Syria in 2006 and 2007. Please discuss the materiality of your contacts with Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts associated with Syria.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Christopher Owings
        Assistant Director
        Division of Corporation Finance